SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant)

	By:	/s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary
Date: March 3, 2005

PLACER DOME EARNS $284 MILLION IN 2004

(United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”))

February 23, 2005

Vancouver, Canada: Placer Dome Inc. 1 (NYSE, TSX, ASX: PDG) announces 24% growth in earnings in 2004 to $284 million, or $0.68 per share, and 27% growth in cash from operations to $376 million, or $0.90 per share. 2004 earnings were impacted by a number of tax items resulting in a net tax recovery of $130 million.

Sales revenue increased 7% to $1.89 billion on gold production of 3.65 million ounces and copper production of 413 million pounds. Gold cash and total costs were $240 and $298 per ounce, respectively, while copper cash and total costs were $0.55 and $0.70 per pound, respectively. Mine operating earnings increased 19% to $484 million.

For the fourth quarter, gold production totalled 927,000 ounces and copper production was 93.4 million pounds. Sales revenue in the quarter was $460 million, while mine operating earnings were $78 million. Net earnings totalled $39 million, or $0.09 per share and cash from operations was $44 million, or $0.10 per share. Cash and total costs in the fourth quarter were $264 and $330 per ounce for gold and $0.64 and $0.82 per pound for copper, respectively.

Both the fourth quarter and full-year 2004 earnings were impacted by non-cash write-downs and tax items as described in the Detailed Review of Financial Results section of this document.

Commenting on the results, President and CEO Peter Tomsett said, “The operating results met our expectations. Overall, our assets continue to perform well as we exceeded both our gold and copper production targets. Cost pressures on the industry remain a reality. We have taken steps to mitigate the impact on our business of further strengthening of the Canadian and Australian dollars.”

Under Placer Dome’s precious metals sales program, the company realized an average price of $391 per ounce of gold in 2004, $18 per ounce below the average spot price during the year. In the fourth quarter the company realized $398 per ounce compared to an average gold spot price of $434. During 2004, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.5 million ounces to 9.0 million ounces or 15% of 2004 year-end gold mineral reserves. To mitigate the impacts of strengthening currencies, the company has protected approximately 50% of its 2005 Canadian and Australian dollar cost exposures through a purchase call program that augmented existing Australian dollar hedge positions.

[1]Throughout this document, “Placer Dome” is defined to be collectively Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. “Placer Dome’s share” and “the Corporation’s share” are defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders’ interests. “The Corporation” and “the company” refer to Placer Dome Inc.

Highlights

	Fourth quarter		Twelve months
	2004[2]	2003[2,3]	2004[2]	2003[2,3]

Sales ($millions)	460	492	1,888	1,763
Mine operating earnings ($millions)	78	128	484	406
Net earnings ($millions)	39	81	284	229
per share ($)[4]	0.09	0.20	0.68	0.56
Cash from operations ($millions)	44	29	376	297
per share ($)	0.10	0.06	0.90	0.73

Gold production (000s ozs)	927	1,039	3,652	3,861
Cash costs ($/oz)[4]	264	229	240	218
Total costs ($/oz) [4]	330	284	298	274

Copper production (millions lbs)	93	111	413	425
Cash costs ($/lb) [4]	0.64	0.53	0.55	0.52
Total costs ($/lb) [4]	0.82	0.67	0.70	0.67

Consistent with its strategy of optimizing assets, the company completed development projects at a number of mines, including completion of the South Deep shaft project, the North Mara mill expansion in Tanzania and the Turquoise Ridge mine in Nevada. Additionally, production at the Golden Sunlight and Bald Mountain mines will ramp up in the year as stripping programs at each site are completed. In addition to the Pamour and Raleigh developments in progress, the company approved the $40 million development of the open pit Gokona deposit at the North Mara mine in Tanzania. The Gokona deposit hosts approximately two million ounces of gold mineral reserves. Ore from the deposit is expected to be delivered to the mill in November of this year.

Mr. Tomsett said significant progress was made in 2004 on advancing the company’s development projects. “The Cortez Hills deposit in Nevada entered the feasibility stage due to successful exploration results during the year. The pre-feasibility study of the Pueblo Viejo project in the Dominican Republic has been completed and we are moving ahead with a feasibility study on the mine. The Cerro Casale project in Chile has advanced to a stage where financeability is being considered. Subject to Placer Dome’s internal approval processes, we expect to make a decision on whether to develop each of these projects by the end of 2005.”

Placer Dome’s estimated proven and probable mineral reserves at the end of 2004 were 59.9 million ounces of gold (refer to the Mineral Reserves and Mineral Resources tables for further details). The additions prior to allowance for depletion during the year were primarily due to additional mineral reserve discoveries and reclassification at Cortez, including Cortez Hills, and increases at other mines, including Porgera, Porcupine, North Mara and Bald Mountain. The mineral reserve increases were partially offset by mineral reserve decreases at South Deep, Turquoise Ridge and Granny Smith primarily due to increased costs and resulting higher cut-off grades and remodeling. Gold reserves were estimated at a long-term price of $350 per ounce. Proven and probable copper mineral reserves totalled 6.5 billion pounds at the end of 2004.

[2] During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share).

[3] Also during the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying value over the estimated residual value of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis in the following periods: for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively; for the fourth quarter of 2003 by 3 million ($0.01 per share) and 2 million ($nil per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

[4] Cash from operations per share and cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

During the fourth quarter the company raised $452 million through a successful equity offering. Placer Dome closed the year in a strong liquidity position having over $1 billion in cash and short-term investments.

Exploration and Development Projects5

The Cortez Hills project on the 60% owned Cortez Joint Venture property in Nevada encompasses a high-grade open pit exploration discovery made in 2003, combined with an adjacent lower grade deposit known as the Pediment deposit.

Exploration activities continued throughout the year, with a feasibility study on the project commencing in the third quarter of 2004. More than 150 holes were drilled in 2004 of which about 60% were targeted at resource definition, 30% at resource expansion and 10% at condemnation drilling to allow for planning of infrastructure sites. Exploration during the year was successful in further defining a steeply dipping high-grade deposit amenable to open pit mining and has identified a shallow dipping, high-grade mineral resource that will be investigated for mining with underground techniques. The open-pit portion of the deposit is sufficiently defined to allow for feasibility study work to be completed on the deposit. The deposit remains open at depth to the west.

At December 31, 2004 Placer Dome’s share of the Cortez Hills proven and probable gold mineral reserve was 4.4 million ounces consisting of 3.4 million ounces proven (20.2 million tonnes at average grade of 5.25 g/t) and 1.0 million ounces probable (8.5 million tonnes at average grade of 3.50 g/t), an increase of 1.2 million ounces from year-end 2003. The mineral reserve estimate is reduced slightly from mid-year as geotechnical work has resulted in a flattening of some of the pit wall angles leading to a shallower open pit. A portion of the mineral reserves have been reclassified as mineral resources. Geotechnical work will continue in the first half of 2005 and will include assessing the potential for steepening pit walls. The potential to extract pit bottom mineral resources from underground will also be assessed at a later date.

The feasibility study on the deposit is scheduled for completion during the second half of the year and is examining, among other issues, optimal mining configurations, transportation of ore to the Pipeline mill and the merits of expanding the Pipeline mill.

Development and condemnation drilling will continue as part of the Cortez Hills/Pediment development. Limited exploration on the Cortez Hills deposit will occur in 2005. Placer Dome has budgeted more than $8 million in 2005 for continued feasibility study work on Cortez Hills/Pediment. As part of the exploration of the overall deposit, the joint venture is examining the merits of driving an exploration drift from a nearby existing Cortez open pit to allow for more effective exploration of underground targets. A decision on this issue is expected in the third quarter of 2005.

The Pueblo Viejo project is assessing the viability of mining a 15 million ounce refractory gold mineral resource from an historic mining area in the Dominican Republic. Placer Dome acquired 100% of the project through an agreement with the Dominican government in 2002.

Placer Dome has completed a pre-feasibility study on the Pueblo Viejo property that contemplates a conventional open pit mining operation, sourcing ore from the Monte Negro and the Moore deposits. The processing circuit selected for the study consists of a standard crushing and grinding circuit followed by whole ore pressure oxidation with a conventional carbon-in-leach cyanide leach circuit to recover the gold. The processing plant capacity is anticipated at approximately 15,000 tonnes per day. Capital costs for the mine are estimated at between $800 million and $850 million, including a 15% contingency of approximately $100 million.

Production from the mine is estimated at approximately 800,000 ounces of gold annually over the first six years of the mine life, and between 600,000 and 650,000 ounces per year over a 17-year

[5] The qualified person responsible for scientific or technical information concerning development projects is Alfred L. Hills, P.Eng., Vice-President, Evaluations. Mineral resources that have not been classified as mineral reserves do not have demonstrated economic viability.

mine life. Cash costs are estimated to average approximately $200 per ounce over the life of the mine, including royalties payable to the Dominican government.

Placer Dome is moving the project to feasibility study with completion expected in the second half of 2005. Power supply is a key issue that remains to be fully addressed during the feasibility study. Power costs used in the pre-feasibility study were based on an owned coal-fired power plant being constructed near existing power facilities on the south coast of the country. The capital cost to build a 125 megawatt power plant is estimated at $175 million to $200 million and is not included in the above capital cost estimate. A number of owned and third party alternatives for power supply are being studied.

The Cerro Casale project contemplates mining a large gold-copper porphyry deposit in the Andean highlands in Chile. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%). Placer Dome acquired its interest in 1998 for a cash payment, funding of a feasibility study and the commitment to fund up to $1.3 billion for construction of the mine. Placer Dome completed a feasibility study on the project in 2000. At the time the project was not economic. The feasibility study was updated for then contemporary capital and operating cost estimates in early 2004.

Placer Dome issued a certificate to its partners in late September 2004 indicating that it had commenced or is continuing to use reasonable efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders’ agreement. Subject to the terms of the shareholders’ agreement, Placer Dome has until the end of 2005 to arrange such financing.

Since that time, the focus of efforts has been on the commercial arrangements for the project. These specifically include the above referenced financing, power supply contracts and off take arrangements. A technical review of the project is also under way, examining optimization opportunities. Additionally, the capital and operating costs for the project are being reviewed to assess any impact of continued cost inflation.

Placer Dome’s share of Cerro Casale’s estimated measured and indicated mineral resources is 13.0 million ounces of gold and 3.3 billion pounds of copper. The project contemplates a large-scale open pit mine that could produce (Placer Dome’s share) approximately 500,000 ounces of gold and 65,000 tonnes of copper per year over an 18-year mine life.

Based on work completed in January 2004, capital costs for the project were estimated at $1.65 billion, on a 100% basis. Assuming a copper price of $0.95 per pound, Cerro Casale’s cash costs were projected at approximately $115 per ounce of gold (net of copper credits). Total costs, including amortization and depreciation of capital, were projected at approximately $225 per ounce.

The Donlin Creek project contemplates an open pit operation mining a large refractory gold deposit in southwest Alaska. Placer Dome owns 30% of the project and is earning an additional 40% by funding $32 million of exploration and development, completing a feasibility study, and making a decision to build a mine to produce at least 600,000 ounces of gold per year (on a 100% basis). Placer Dome’s share of the project’s measured and indicated gold mineral resource and inferred gold mineral resource, assuming 70% ownership, is 7.8 million ounces and 10.0 million ounces, respectively.

Work in 2004 consisted of a preliminary assessment on the viability and economics of the project. Based on this work, Placer Dome is committing $11 million to the development of the project in 2005. About half of the funds will be used for drilling to reclassify a portion of the inferred gold mineral resource to a measured and indicated gold mineral resource. Work on design concepts, infrastructure planning, power supply and geotechnical requirements are also ongoing. Baseline environmental studies are being completed in order to commence the permitting process later this year.

In north-central British Columbia, a pre-feasibility study is expected to commence shortly on the Mount Milligan project, a large gold-copper porphyry deposit containing estimated measured and indicated mineral resources of 5.6 million ounces of gold and 1.7 billion pounds of copper (refer to the Mineral Resources – Exploration and Development Properties table in this document for further details). During 2005, the focus of activities will include additional conventional metallurgical test work and an investigation of new concentrate processing options. A decision will be made in 2005 on whether a feasibility study is warranted.

Outlook for 2005

Placer Dome’s share of gold production in 2005 is expected to total approximately 3.7 million ounces, slightly above 2004 levels as the resumption of milling at Golden Sunlight and increased production from North Mara and Granny Smith are expected to offset lower production from Cortez. Cash costs for gold are forecast between $250 and $260 per ounce, and total costs are expected to be in the $315 to $325 per ounce range, assuming prevailing foreign exchange rates, energy costs and other input costs.

Copper production for 2005 is expected to be 410 to 420 million pounds, lower than previous 2005 production guidance of 430 million pounds, but in line with 2004 levels as higher recoveries at Zaldívar are expected to offset decreased production at Osborne. Cash costs are expected to be in the range of $0.60 to $0.65 per pound, and total costs are forecast at $0.75 to $0.80 per pound assuming prevailing foreign exchange rates and continuing high input and shipping costs.

Consolidated capital expenditures, including pre-stripping, are anticipated to be approximately $260 million in 2005. Major investments include $40 million at North Mara for the Gokona Pit development, $24 million at Cortez for mobile equipment and further development of Cortez Hills, $15 million at Porcupine for the continued development of the Pamour open pit mine and underground development at the Hoyle Pond mine, $11 million at South Deep for underground development and infrastructure, $8 million at Kanowna Belle for mine development and $7 million for development at Osborne. In addition, Placer Dome’s share of deferred stripping expenditures in 2005 is anticipated to be approximately $35 million.

Exploration expenditures in 2005 are anticipated to be approximately $90 million, up from $77 million in 2004. About $60 million of this total will be allocated to exploration activities within an economic radius of existing mine sites, with the highest spending levels at Cortez, Campbell, Kanowna Belle, Kalgoorlie West, North Mara and Granny Smith.

Placer Dome also plans to spend approximately $55 million in 2005 on resource development, technology advancement, gold marketing and other related items. The largest component, $23 million, relates to its development project portfolio. Before allowance for non-cash stock-based compensation, expenditures on general and administrative items are forecast to be approximately $72 million in 2005, up from $64 million in 2004 due to the continued strength of currencies against the U.S. dollar and additional information technology support expenditures.

In 2005, Placer Dome expects to reduce the committed ounce position of its precious metals sales program to 7.5 million ounces of gold by delivering into maturing contracts.

Detailed Review of Financial Results

Earnings

Consolidated net earnings for the year and three months ended December 31, 2004 were $284 million or $0.68 per share and $39 million or $0.09 per share, respectively, compared with earnings of $229 million or $0.56 per share and $81 million or $0.20 per share for the same periods in 2003.

In 2004, net earnings included a non-cash $34 million foreign currency translation loss relating to the closure of the Misima mine, and a write-down of mining assets and restructuring charges totalling $14 million after-tax. In 2004, Placer Dome’s net earnings were impacted by an unrealized non-hedge derivative loss of $7 million (2003 – gain of $30 million and 2002 – gain of $8 million).

Net earnings for 2004 were increased by a non-cash after-tax adjustment of $4 million as a result of a change in accounting policy with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The 2003 net earnings included a non-cash decrease in after-tax earnings of $17 million, the effect of the adoption of a new accounting standard relating to accounting for post-mining related asset retirement obligations. Net earnings for 2002 included a non-cash after-tax charge of $8 million as a result of a change in accounting policy with respect to depreciation and depletion of property, plant and equipment at certain mining operations to exclude the effect of future estimated mining and development costs.

During the third quarter of 2004, Placer Dome recognized an after-tax gain of $76 million relating to the reversal of a previously accrued tax and interest liability for Ontario mining taxes as a result of a decision by the Ontario Court of Appeal which ruled in favour of Placer Dome. Also during 2004, earnings were favourably impacted by the recognition of an $88 million non-cash tax gain primarily for previously unrecorded tax benefits in Australia, an amount that is estimated more likely than not to be realized beyond 2004. These adjustments primarily reflect a more positive operational outlook in Australia and Papua New Guinea including an improved gold price environment. During 2004 the Canadian dollar appreciated 8% against the U.S. dollar resulting in an increase in the net Canadian deferred tax assets and a deferred tax recovery of $19 million. Placer Dome’s net earnings for 2003 were positively impacted by the recognition in the second and fourth quarters of a non-cash tax asset totalling $111 million for previously unrecorded tax benefits related to its U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003 and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

During the fourth quarter of 2004, certain tax issues were resolved favourably, resulting in reductions in accruals for tax contingencies for a net reduction in tax expense of $13 million. As well, during the fourth quarter the Australian and Canadian dollars strengthened 9% and 5%, respectively against the U.S. dollar resulting in a net deferred tax asset increase and deferred tax recovery of $19 million. Net earnings for the fourth quarter of 2003 were positively impacted by the recognition of a $72 million non-cash tax asset for previously unrecorded tax benefits related to Placer Dome’s U.S. operations, an amount that is estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations, including an improved gold price environment. This was partially offset by non-cash foreign exchange losses on deferred tax liabilities denominated in foreign currencies which appreciated against the U.S. dollar during 2003, and the recording of provisions for known tax contingencies where, in the judgment of the Corporation, it was probable that a liability had been incurred.

In the fourth quarter of 2004, a write-down of mining assets and restructuring charges totalled $14 million ($10 million after tax). Mine asset write-downs of $11 million were primarily the result of obsolescence due to technological changes. Restructuring charges of $3 million were incurred, primarily related to the South Deep mine, due to a restructuring and reduction in the work force.

Cash from Operations

Cash from operations for the year and three months ended December 31, 2004 were $376 million and $44 million, respectively, compared with $297 million and $29 million for the same periods in 2003. The increase for the year of 27% from 2003 primarily reflected higher cash mine operating earnings, partially offset by increased expenditures on deferred stripping, and non-mine operating costs (including exploration and resource development, technology and other). The increase for the fourth quarter of 52% from 2003 primarily relates to changes in working capital, partially offset by lower cash mine operating earnings, higher general and administrative and exploration costs.

Forward Sales

Under Placer Dome’s precious metals sales program, the Corporation realized an average price of $391 per ounce of gold in 2004, and $398 per ounce in the fourth quarter of 2004, $18 and $36 per ounce, respectively, below the average spot price during the periods. During 2004, Placer Dome reduced the maximum committed ounces under its gold sales program by 1.5 million ounces to 9.0 million ounces. At December 31, 2004, Placer Dome’s maximum committed ounces under its gold sales program were 15% of 2004 year-end gold mineral reserves. On December 31, 2004, based on the closing spot price of gold of $438 per ounce and an Australian and Canadian to U.S. dollar exchange rate of $1.2814 and $1.2036, respectively, the mark-to-market value of the precious metals sales and derivative program was negative $775 million. For the copper sales and currency derivative programs, the mark-to-market of forward and option contracts on December 31, 2004, was negative $38 million (based on a spot copper price of $1.488 per pound) and positive $51 million (based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $204 million and $63 million in the year and three-month periods ended December 31, 2004, respectively, an increase of $13 million and $17 million from the prior comparative periods. The $13 million and $2 million increase in general and administrative costs in year and fourth quarter of 2004, respectively, compared to 2003, were due to the negative impact of the weakening of the U.S. dollar and the increased corporate activity. The $12 million increase in the fourth quarter for resource development, technology and other was primarily due to a reduction of $9 million in the fair value of the Turquoise Ridge reclamation accrual in the fourth quarter of 2003 and increased activity on the development projects. Exploration expense for the year was $1 million higher in 2004 than 2003, but $3 million higher in the fourth quarter due to timing of expenditures.

In the year and fourth quarter of 2004, a write-down of mining assets and restructuring charges totalled $20 million ($14 million after-tax), $14 million ($10 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in $16 million and $11 million of write-offs in the year and fourth quarter, respectively. Restructuring charges of $4 million and $3 million were incurred in the year and fourth quarter respectively, primarily at the South Deep mine due to the restructuring and reduction of the work force.

Fourth Quarter 2004

Mine operating earnings for the fourth quarter of 2004 were $78 million, a decrease of 39% or $50 million over the comparative period in 2003 due to lower contributions from gold.

Consolidated gold production in the fourth quarter decreased by 11% to 902,000 ounces from 1,011,000 ounces in 2003 due to the temporary closure at Golden Sunlight as the mine develops stage 5B, the closure of the Misima mine late in the second quarter of 2004, and reduced production from the Kalgoorlie West operations. This was partially offset by higher production from the Porgera and Granny Smith mines.

Placer Dome’s share of cash and total production costs per ounce for the fourth quarter of 2004 were $264 and $330, respectively, compared with $229 and $284 in 2003. The increase was due primarily to the continued appreciation of foreign currencies against the U.S. dollar ($10 per ounce), rising global energy costs ($6 per ounce), lower production, higher input commodity prices and mine-site specific issues. The average exchange rate of the Canadian and Australian dollars, Papua New Guinean kina, Chilean peso and South African rand to the U.S. dollar appreciated 8%, 6%, 11%, 5% and 11%, respectively, from the fourth quarter of 2003 to 2004.

Gold operating earnings were $53 million in the fourth quarter of 2004 compared with $112 million in the fourth quarter of 2003 due to lower sales volumes and price realized, and higher unit costs. Gold sales revenue for the quarter was $355 million compared with $402 million in the prior year period, a decrease of 12% reflecting an 11% decrease in sales volume and a $4 per ounce decrease in the average realized price.

The average realized sales price in the fourth quarter of 2004 decreased $4 per ounce compared with the prior year period. The $43 per ounce increase in the average spot gold price was more than offset by the impact of a change in contribution from Placer Dome’s precious metals sales program to negative $32 million in the fourth quarter 2004 from positive $7 million in the fourth quarter of 2003.

Copper operating earnings of $32 million in the fourth quarter of 2004 were 45% higher than the prior-year period due primarily to a 29% higher realized price per pound, partially offset by decreased sales and increased costs. Copper sales revenue for the quarter was $105 million compared with $89 million in the 2003 period, reflecting the increase in the average realized price partially offset by an 11% decrease in sales volume and a negative contribution from metal hedging of $22 million compared to $5 million in the prior-year quarter. Consolidated copper production in the fourth quarter of 2004 was 93 million pounds (42,356 tonnes), 16% less than the prior-year period as Zaldívar ore had a high sulphide copper content, which slowed the recovery of copper, and Osborne experienced production shortfalls early in the fourth quarter. Consolidated cash and total production costs per pound of copper for the period were $0.64 and $0.82, respectively, compared with $0.53 and $0.67, respectively, in 2003. The increase was due primarily to higher energy costs, the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar, and lower production.

Review of Mining Operations

PRODUCTION AND OPERATING SUMMARY
			For the twelve months ended December 31								Estimated annual 2005
Mine	Placer			Placer Dome’s Share
	Dome’s share		Mine	Millfeed			Production		Cost per unit(2)		Production	Cost per unit(12)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)		(ozs,	($/oz, $/lb)
	production )		earnings(1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total	000s lbs)	Cash	Total

GOLD Canada Campbell	100%	2004	$14	446	15.3	95.7	209,045	+6%	276	344	200,000	285	365
		2003	$21	363	17.6	96.1	197,114		202	264

Musselwhite	68%	2004	10	992	5.3	95.8	163,386	+8%	269	345	165,000	275	355
		2003	4	905	5.5	95.5	151,422		250	330

Porcupine	51%	2004	20	2,038	3.4	91.9	201,710	-13%	236	310	185,000	255	335
		2003	22	2,106	3.7	92.4	233,101		206	262

United States Bald Mountain (3)	100%	2004	2	2,019	0.8	t	46,685	-48%	349	379	90,000	330	380
		2003	8	4,125	0.7	t	90,601		228	279

Cortez (3),(4),(5)	60%	2004	125	22,899	1.2	t	630,801	-1%	162	201	515,000	185	225
		2003	114	14,399	1.8	t	639,241		135	172

Golden Sunlight (6)	100%	2004	1	—	—	—	2,419	-99%	—	—	90,000	265	335
		2003	52	2,245	4.0	82.1	234,946		143	151

Turquoise Ridge (7)	75%	2004	(1)	323	13.5	90.4	126,921	+37%	343	352	150,000	280	300
	100%	2003	8	211	14.3	95.7	92,965		215	220

Australia Granny Smith	100%	2004	(10)	4,434	2.1	89.3	267,267	-5%	354	440	325,000	310	420
		2003	11	3,955	2.5	88.8	280,129		246	320

Henty	100%	2004	17	288	16.0	96.4	143,064	+40%	170	283	110,000	210	335
		2003	3	289	11.4	95.6	102,070		204	308

Kalgoorlie West	100%	2004	(1)	3,053	2.7	95.6	262,553	-34%	335	418	250,000	350	430
		2003	(4)	3,438	3.8	95.2	396,254		271	364

Kanowna Belle	100%	2004	22	1,900	4.4	89.4	237,291	-10%	254	316	245,000	280	360
		2003	21	1,909	4.9	89.0	262,889		204	283

Osborne (8)	100%	2004	t	1,533	1.0	82.3	41,630	+11%	t	t	40,000	t	t
		2003	t	1,485	1.0	80.5	37,357		t	t

Papua New Guinea Misima (9)	80%	2004	6	1,850	0.8	87.5	40,522	-57%	275	281	—	—	—
		2003	4	4,471	0.7	87.6	94,837		276	310

Porgera	75%	2004	126	4,691	5.8	88.4	764,809	+20%	192	228	720,000	255	295
		2003	42	4,242	5.3	87.6	638,940		256	301

Chile La Coipa (10)	50%	2004	15	3,282	1.1	81.2	90,932	-9%	231	300	100,000	245	325
		2003	10	3,208	1.2	83.6	99,637		208	291

South Africa South Deep	50%	2004	(5)	1,100	6.2	97.2	214,293	-3%	394	437	230,000	350	400
		2003	4	979	7.2	96.9	220,371		301	342

Tanzania North Mara (11)	100%	2004	25	2,128	3.4	92.0	208,484	+133%	230	289	290,000	230	320
		2003	7	869	3.4	93.5	89,525		225	301

Metal hedging loss		2004	(63)
		2003	54

Currency hedging gain		2004	15						(4)	(4)
		2003	—						—	—

TOTAL GOLD		2004	$303				#######	-5%	240	298	3,650,000 -
		2003	$371				3,861,399		218	274	3,750,000	250-260	315-325

COPPER Osborne (8)	100%	2004	30	1,533	2.7	93.9	87,404	-7%	0.69	0.84	80,000	0.91	1.04
		2003	4	1,485	3.0	96.0	93,638		0.56	0.69

Zaldívar (3)	100%	2004	229	18,169	1.0	t	325,406	-2%	0.51	0.66	332,000	0.55	0.68
		2003	56	16,942	1.1	t	331,720		0.51	0.66

Metal hedging loss		2004	(57)
		2003	(5)

TOTAL COPPER		2004	$202				412,810	-3%	0.55	0.70	410,000 -
		2003	$55				425,358		0.52	0.67	420,000	0.60-0.65	0.75-0.80

Other (1)		2004	(21)
		2003	(20)

CONSOLIDATED MINE		2004	$484
OPERATING EARNINGS (1)		2003	$406

PRODUCTION AND OPERATING SUMMARY
			For the Fourth Quarter
	Placer			Placer Dome’s Share
	Dome’s share		Mine	Millfeed			Production		Cost per unit (2)
	(% of mine		operating	(000s	Grade	Recovery	(ozs,	%	($/oz, $/lb)
Mine	production)		earnings (1)	tonnes)	(g/t,%)	(%)	000s lbs)	change	Cash	Total

GOLD Canada Campbell	100%	2004	$3	106	15.6	95.4	50,708	+2%	354	422
		2003	$9	96	16.5	96.9	49,487		211	246

Musselwhite	68%	2004	4	243	5.6	96.1	43,637	+9%	280	350
		2003	2	241	5.5	95.2	40,123		250	333

Porcupine	51%	2004	4	509	3.1	91.6	45,409	-26%	257	338
		2003	8	519	4.0	92.1	61,031		189	239

United States Bald Mountain(3)	100%	2004	—	689	0.8	t	11,102	-34%	426	469
		2003	3	117	0.7	t	16,725		188	261

Cortez (3),(4),(5)	60%	2004	26	5,692	1.2	t	130,096	-7%	181	232
		2003	27	4,224	1.3	t	140,513		156	197

Golden Sunlight (6)	100%	2003	16	502	4.3	79.7	53,812		136	148

Turquoise Ridge (7)	75%	2004	(3)	101	13.1	90.2	38,863	+2%	406	418
	100%	2003	5	86	15.0	94.4	38,259		199	204

Australia Granny Smith	100%	2004	(5)	1,152	2.7	89.9	93,030	+19%	399	483
		2003	—	1,028	2.8	90.5	78,425		269	366

Henty	100%	2004	3	72	13.9	95.8	32,630	+5%	200	337
		2003	2	70	14.2	97.2	31,136		183	294

Kalgoorlie West	100%	2004	(5)	755	2.4	95.0	55,726	-47%	402	533
		2003	1	819	4.4	95.2	105,292		277	361

Kanowna Belle	100%	2004	8	470	5.0	88.5	65,870	-13%	257	308
		2003	7	501	4.9	88.7	75,342		209	293

Osborne (8)	100%	2004	t	330	0.6	80.1	7,579	-37%	t	t
		2003	t	360	1.3	82.1	12,059		t	t

Papua New Guinea Misima (9)	80%	2003	3	1,183	0.4	87.6	23,226		288	319

Porgera	75%	2004	34	1,191	5.5	90.5	204,110	+18%	200	247
		2003	17	1,108	5.0	87.6	172,945		267	306

Chile	50%	2004	4	831	1.4	79.4	25,156	-27%	223	287
La Coipa (10)		2003	6	858	1.7	81.4	34,447		188	269

South Africa South Deep	50%	2004	1	292	6.5	97.2	59,757	+10%	384	429
		2003	(1)	272	6.2	96.9	54,280		365	406

Tanzania North Mara (11)	100%	2004	9	605	3.9	90.5	63,027	+20%	218	280
		2003	6	518	3.5	92.9	52,371		229	288

Metal hedging loss		2004	(32)
		2003	7

Currency hedging gain		2004	6						(7)	(7)
		2003	—						—	—

TOTAL GOLD		2004	$53				926,700	-11%	264	330
		2003	$112				1,039,473		229	284

COPPER Osborne (8)	100%	2004	1	330	2.7	90.3	17,932	-30%	0.98	1.23
		2003	2	360	3.3	96.7	25,638		0.56	0.66

Zaldivar (3)	100%	2004	53	4,398	0.9	t	75,446	-12%	0.56	0.72
		2003	25	3,875	1.2	t	85,425		0.52	0.67

Metal hedging loss		2004	(22)
		2003	(5)

TOTAL COPPER		2004	$32				93,378	-16%	0.64	0.82
		2003	$22				111,063		0.53	0.67

Other (1)		2004	(7)
		2003	(6)

CONSOLIDATED MINE		2004	$78
OPERATING EARNINGS (1)		2003	$128

Notes to the Production and Operating Summary Tables:

(1)	Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. “Consolidated operating earnings” (and the related sub-totals) in accordance with accounting principles generally accepted in the U.S. exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to SFAS 109 — Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities. Other mine operating earnings includes a charge of $13 million (2003 — $9 million) and $5 million (2003 — $3 million) for the twelve and three months ended December 31, 2004, respectively, related to the amortization of the gross up of the property, plant and equipment allocation. These balances include $6 million (2003 — $5 million) for Porgera, $3 million (2003 — $1 million) for North Mara, $1 million (2003 — $2 million) for Kalgoorlie West, $1 million (2003-$1 million) for Zaldívar, and $1 million (nil in 2003) for each of Kanowna Belle and Henty. The fourth quarter balances include $3 million (2003 — $1 million) for Porgera, $1 million (2003 — nil) for North Mara, $1 million (2003 - nil) for Kalgoorlie West, and nil (nil in 2003) for each of Zaldívar, Kanowna Belle and Henty.

(2)	Components of Placer Dome’s share of cash and total production costs in accordance with the Gold Institute Standard:

	December 31
	Fourth quarter		Twelve months
	2004	2003	2004	2003
	$/oz	$/oz	$/oz	$/oz

Direct mining expenses	262	230	238	208
Stripping and mine development adjustment	(14)	(13)	(15)	(3)
Third party smelting, refining and transportation	1	1	1	1
By-product credits	(1)	(2)	(1)	(1)

Cash operating costs per ounce	248	216	223	205

Royalties	15	12	15	12
Production taxes	1	1	2	1

Total cash costs per ounce	264	229	240	218

Depreciation	35	37	30	34
Depletion and amortization	25	19	23	19
Reclamation and mine closure	6	(1)	5	3

Total production costs per ounce	330	284	298	274

(3)	Recovery percentage is not susceptible to accurate measurement at heap leach operations.

(4)	During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after tax basis by $4 million ($0.01 per share).

(5)	The Cortez mine processes material by way of carbon-in-leach (“CIL”) and heap leaching.

	Millfeed	Grade	Recovery	Production
	(000s tonnes)	(g/t)	(%)	ozs

Carbon-in-leach
For the 12 months ended December 31
2004	1,856	5.4	88.3	285,645
2003	2,071	6.5	89.8	390,087
For the fourth quarter of
2004	456	3.8	87.7	48,798
2003	526	5.6	89.1	84,374

Heap leach
For the 12 months ended December 31
2004	20,789	0.7	Note 3	297,371
2003	12,049	0.9	Note 3	198,107
For the fourth quarter of
2004	5,170	0.7	Note 3	66,492
2003	3,697	0.8	Note 3	56,095

Sale of carbonaceous ore
For the 12 months ended December 31
2004	254	6.8	86.6	47,785
2003	278	6.7	85.1	51,047
For the fourth quarter of
2004	66	7.9	89.1	14,806
2003	—	—	—	44

Total
For the 12 months ended December 31
2004	22,899	1.2	Note 3	630,801
2003	14,398	1.8	Note 3	639,241
For the fourth quarter of
2004	5,692	1.0	Note 3	130,096
2003	4,223	1.4	Note 3	140,513

(6)	Production from Golden Sunlight was suspended in December 2003 and recommenced in January 2005 when ore was delivered from stages 5B and 2B.

(7)	Production from Turquoise Ridge relates to third party ore sales. On December 23, 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine’s results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(8)	Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9)	Silver is a by-product at the Misima mine. For the twelve and three months ended December 31, 2004, Placer Dome’s share of Misima’s production was 162,000 and nil ounces of silver, respectively, compared with 433,000 and 85,000 ounces for the respective prior-year periods. Mining was completed at Misima in May 2001, but processing of stockpiles continued until May 2004.

(10)	Gold and silver are accounted for as co-products at La Coipa mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 151,064 and 42,830 ounces, respectively for the twelve and three month periods ended December 31, 2004 and 154,519 and 44,463 ounces, respectively, for the comparative period year periods. At La Coipa, production for silver was 3.7 million and 0.9 million ounces for the twelve and three months ended December 31, 2004, respectively, and 4.1 million and 0.8 ounces for the comparative prior-year periods.

(11)	On July 23, 2003, Placer Dome completed the acquisition of East African Gold, which owns 100% of the open pit North Mara mine in northern Tanzania.

(12)	Estimated 2005 annual unit costs for the Canadian, Australian, Papua New Guinean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.2048, 1.2821, 3.03, 600, and 6.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At December 31, 2004 these exchange rates were 1.2036, 1.2847, 3.05, 556, and 5.66 to 1, respectively.

Quarterly Review of Mining Operations

Canada

Production at the Campbell mine in the fourth quarter of 2004, at 50,708 ounces, was 2% above 2003 levels, as higher tonnage more than offset lower grades and recoveries. Cash costs per ounce, at $354, increased 68% from the prior-year period primarily due to the processing of increased tonnage of lower grade ore, increased development work and the stronger Canadian dollar. Annual gold production in 2005 is expected to be 4% lower than 2004 due to anticipated lower grade. Cash costs per ounce are expected to be 3% higher than 2004 levels due to lower production and the stronger Canadian dollar.

Placer Dome’s share of production in fourth quarter of 2004 for the Porcupine Joint Venture, was 45,409 ounces, 26% lower than 2003 due to lower grades and recoveries. This reflects lower production from the Dome underground which closed as planned in late May 2004, partially offset by increased production from the lower grade Dome open pit. Cash costs per ounce, at $257, were negatively impacted by the lower production levels and the stronger Canadian dollar. Gold production in 2005 is expected to be 8% lower than 2004 due to the planned closure of the Dome open pit in the third quarter of 2005, offset partially by the production from the lower-grade Pamour pit. Overburden removal at the Pamour pit commenced in the fourth quarter of 2004 with gold production expected to start in the third quarter 2005. Cash costs per ounce are expected to be 8% higher than in 2004 due to lower production levels and the continued strength of the Canadian dollar.

United States

Placer Dome’s share of production from the Cortez mine in fourth quarter of 2004, at 130,096 ounces, was 7% below 2003 as increases in heap leach production due to increased tonnage were more than offset by lower heap leach grade and lower CIL production due to lower grades. Unit cash production costs at $181 per ounce were 16% above 2003 levels, primarily due to lower CIL grades and an increased proportion of production from relatively lower grade heap leach ore. Annual gold production in 2005 is expected to be 18% lower than 2004 primarily due to lower CIL and heap leach grades. Cash and total production costs are expected to rise by about 14% to $185 per ounce and 12% to $225 per ounce, respectively, compared with 2004, due to lower production.

At the Bald Mountain mine, production in the fourth quarter of 2004 was 11,102 ounces, 34% lower than 2003. Cash costs were $426 per ounce, 127% above 2003 due to mining a higher level of waste, combined with lower gold production due to lower than expected secondary recoveries from older leach piles due to a loss of alkalinity. Activities at the site during 2004 were focused on pre-stripping and waste removal of Stage 7 of Bald Mountain’s Top Pit to facilitate sustained ore production beginning in the third quarter of 2005. Production at Stage 7 is scheduled to ramp up during 2005 and is expected to continue until the first quarter of 2007 with the heap leach pads expected to produce gold until 2009. As a result, gold production in 2005 is expected to be 93% higher than in 2004 due to full development of the orebody where higher grades and lower strip ratios exist.

Production at Golden Sunlight was nil in the fourth quarter of 2004, down from 53,812 ounces in 2003. Mining from the open pit and the underground mines ceased in August and December 2003, respectively. Production from Golden Sunlight was suspended in December 2003 and operations recommenced in January, 2005 when ore was delivered to the mill from Stages 5B and 2B. Production in 2005 is expected to be 90,000 ounces, at a cash cost per ounce of $265.

Placer Dome’s share of production from Turquoise Ridge in fourth quarter of 2004, at 38,863 ounces was similar to the comparative 2003 period. Cash costs were $406 per ounce, 104% above 2003 levels, due to lower grades and increased labour training and start-up costs. Placer Dome’s 75% share of annual gold production from the Turquoise Ridge and Getchell mines in 2005 is expected to be 150,000 ounces. Placer Dome’s share of cash and total costs per ounce for the production of ore is $280 and $300, respectively. These unit costs do not include the cost of processing the ore.

Construction work at Turquoise Ridge was completed during the quarter. Ongoing development work continued during 2004 and is expected to be complete in 2005 with operations expected to reach annualized production of 300,000 ounces (Placer Dome’s share 225,000 ounces) of gold in 2006.

Australia and Papua New Guinea

At the Porgera mine, Placer Dome’s share of production in the fourth quarter of 2004, at 204,110 ounces, was 18% above 2003 primarily due to higher throughput, reflecting the installation of the secondary crusher, higher grades and recoveries. Cash costs per ounce were $200 or 25% lower than the prior year, as increased production more than offset strengthening currencies.

In 2005, Placer Dome’s share of gold production is expected to be 720,000 ounces, a 6% decrease over 2004. The production in the first half of 2005, sourced from Stage 4, is expected to be marginally higher than the comparative 2004 period, however the second half of 2005 will be sourced from Stage 5, which has harder ore and lower grades, resulting in 14% lower production than in the first half of the year. Unit cash costs are expected to increase by approximately 33% in 2005 from 2004 due to lower production levels, increased operating costs, and the continued weakness of the U.S. dollar.

At the Granny Smith mine, production in fourth quarter of 2004, at 93,030 ounces, was 19% above that of the prior-year period due to the processing of softer ore from Stage 3. Cash costs per ounce were $399, a 48% increase over the prior-year period due to the appreciation of the Australian dollar against the U.S. dollar, higher diesel prices, and increased maintenance and stripping costs.

The Wallaby underground feasibility study and related underground development continued during 2004. The study is scheduled for completion in the second quarter of 2005, with the primary goal of delineating the Zone 60/250 ore body and justifying its exploitation via an underground mining operation. Delineation drilling has been conducted from surface within the Wallaby open pit and from an underground drill drive developed as part of the feasibility study. The study also includes trial underground mining in three lenses in the upper areas of the proposed underground mine. This trial is expected to result in the production of approximately 46,000 ounces during the feasibility study period, resulting in the study having a net cost of approximately $6 million.

In 2005, annual production is expected to be around 325,000 ounces, a 22% increase from 2004 due primarily to higher open pit grades and minimal milling of low grade stockpiles. Unit cash costs are expected to decrease by approximately 12% in 2005 due to higher production, partially offset by higher costs and the continued strength of the Australian dollar against the U.S. dollar.

Production from Kalgoorlie West in the fourth quarter of 2004, at 55,726 ounces, was down 47% from 2003 due the closure of the mill at Kundana in the first quarter of 2004 and the completion of open pit operations at certain other deposits in December 2003. Cash and total costs per ounce were $402 and $533, respectively, a 45% and 48% increase from 2003 due to mining higher-cost ore bodies than 2003, the use of low-grade ore to supplement mill feed, and the continued strength of the Australian dollar against the U.S. dollar.

The development of the Raleigh underground mine commenced in July. The underground mine will be an extension of the Raleigh open pit mine with production scheduled to commence in late 2005 and continue through 2011. The Raleigh mine is located partially on a mining lease owned 100% by Placer Dome and partially on a mining lease owned by a joint venture in which Placer Dome has a 51% interest. Placer Dome’s share of the capital cost is estimated at $17 million, with the majority of this expenditure in 2005. Placer Dome’s share of production over the six-year mine life is expected to be approximately 250,000 ounces.

In 2005, production is expected to be about 250,000 ounces, a decrease of 5% from 2004. Unit cash costs are expected to be $350 per ounce, 4% higher than 2004 due to lower production levels.

At the Kanowna Belle mine production for the fourth quarter of 2004 was 65,870 ounces, 13% below 2003 due to delays in processing, caused by the high sulphur content of the ore. Cash and total costs per ounce were $257 and $308, respectively, a 23% and 5% increase from 2003 due to lower production and the appreciation of the Australian dollar against the U.S. dollar. In 2005, annual production is expected to be about 245,000 ounces, an increase of 3% over 2004. Unit cash costs are expected to increase by approximately 10%, to $280 per ounce due to higher operating costs and the continued strength of the Australian dollar against the U.S. dollar.

At the Osborne mine, copper and gold production in the fourth quarter of 2004 were 17.9 million pounds (8,134 tonnes) and 7,579 ounces, respectively, a decrease of 30% and an increase of 37% from 2003 levels due to lower throughput, grades and recovery for copper and gold due to delays in accessing mining areas in the first part of the quarter. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.98 and $1.23, respectively, a 75% and 86% increase, respectively, from 2003 due to lower production levels, increased development work, higher shipping and fuel costs, updates of the mine closure reclamation estimate and the appreciation of the Australian dollar against the U.S. dollar. Copper and gold production for 2005 are expected to decrease 8% and 4%, respectively, from 2004 levels. Cash and total costs per pound are expected to increase 32% and 24%, respectively, to $0.91 and $1.04, respectively, due to lower production, higher smelting and refining charges, increased mine development costs and the continued strength of the Australian dollar against the U.S. dollar.

South Africa and Tanzania

At the South Deep mine, Placer Dome’s share of production for the fourth quarter of 2004 was 59,757 ounces, 10% above 2003, including the recovery of approximately 6,500 ounces from the clean up of the milling facility that was closed in 2002. Unit cash and total production costs increased by 5% and 6%, respectively, to $384 and $429, respectively, due to primarily to a 27% appreciation in the average exchange rate of the rand for the U.S. dollar, partially offset by the inclusion of the ounces recovered from the plant clean up.

Work on the South Deep Twin Shaft project was completed and commissioning of the shafts commenced during the fourth quarter. The new shaft complex provides for quicker access of personnel and logistic supplies to the centre of mining operations. The rock-hoisting facility now provides direct delivery of ore from 2.76 kilometres underground into the metallurgical plant located adjacent to the shaft complex on surface. The mine is now focused on the commissioning of the Ventilation/Refrigeration system down the new Ventilation shaft. Direct cooling into workplaces will have a better cooling effect on underground conditions relative to the old system. Accelerated development rates can now be achieved on the 90 and 94 levels.

In 2005, Placer Dome’s share of annual gold production is expected to be approximately 230,000 ounces, a 7% increase over 2004 due to higher throughput and grades. Unit cash costs are expected to decrease by approximately 11% to $350 per ounce in 2005 from 2004 due to higher production levels, the weakening of the rand relative to the U.S. dollar and a reduced work force. Early in 2004, South Deep restructured and reduced management. In the fourth quarter, as part of its ongoing efforts to improve mine costs structure, the South Deep mine completed a restructuring which reduced the work force by approximately 350 people.

At the North Mara mine, production was 63,027 ounces, a 20% increase over 2003 due to higher grades, and throughput, partially offset by lower recovery. Cash costs, at $218 per ounce were 5% below the prior-year’s period due to higher production.

An expansion of the mine’s nominal mill throughput from approximately 2.0 million to 2.8 million tonnes per annum was completed in the fourth quarter. This is expected to increase estimated annual production to between 280,000 and 300,000 ounces. During the fourth quarter, Placer Dome also took over mining operations from the existing mining contractor at a cost of $16 million, including purchasing its mobile equipment fleet. Owner mining is expected to reduce cost per tonne mined over the life of mine and provide better control over the mining operation. Stage 1 of the Nyabirama pit will be concluded in the second quarter of 2005. It is planned that this will be followed with the Gokona Stage 1 development, with site preparation now under way.

Gold production in 2005 is expected to be approximately 290,000 ounces, 39% above 2004 due to the mining operations moving into the higher grade Gokona pit where ore should be exposed in the fourth quarter, increased mining capacity through the purchase of additional mining equipment, and increased mill throughput. Cash costs per ounce at $230 are expected to be in line with 2004; however, total costs per ounce are expected to increase to $320 due to additional depreciation related to the plant upgrade, the purchase of the mining fleet and the startup of the Gokona pit.

Chile

At the Zaldívar mine, fourth quarter 2004 production was 75.5 million pounds, (34,222 tonnes) of copper, 12% below the 2003 period due to mining of a lower-grade area and high sulphide copper content impacting recovery. Cash and total cost per pound were $0.56 and $0.72 respectively, 8% and 7% above the comparative 2003 periods due to lower production. In 2005, annual production is targeted at 332 million pounds (150,500 tonnes) as the recovery issue mentioned above reverses, with cash costs increasing to $0.55 per pound, reflecting higher acid, fuel, labor and parts costs.

Financial Condition, Liquidity and Capital Resources

At December 31, 2004, Placer Dome had cash and short-term investments of $1,031 million and working capital of $1,183 million, compared with $559 million and $704 million, respectively, at the beginning of the year. In addition to cash and short-term investments, Placer Dome had $122 million of restricted cash, primarily related to the North Mara demand loan, which requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The increase in working capital was primarily attributable to financing activities including $492 million in common shares, of which $452 million related to an equity offering of 21,275,000 common shares at $22.00 in the fourth quarter of 2004. Of Placer Dome’s cash and short-term investments, $1,017 million was held by the Corporation and its wholly owned subsidiaries and $14 million by other subsidiaries. At December 31, 2004, Placer Dome also had $895 million of undrawn bank lines of credit available, $46 million of which has been utilized to support letters of credit granted for bonding and reclamation purposes.

Total funds invested in property, plant and equipment, excluding deferred stripping, over the last two years are detailed below.

	2004	2003
	$	$

South Deep development	53	63
North Mara plant upgrade and equipment buyout	39	—
Golden Sunlight pre-stripping	30	—
Turquoise Ridge / Getchell development	29	22
Integrated business system	22	—
Porcupine Pamour Pit	18	—
Zaldivar processing enhancements and development	17	23
Cortez mobile equipment	14	—
Granny Smith tenements	9	—
Wallaby development	7	2
Cortez heap leach pad expansion	7	—
Kalgoorlie West development and equipment enhancement	7	18
Campbell DC zone development	4	9
Other	84	76

	340	213

Development at South Deep primarily related to the main shaft, which was completed in late 2004, and underground development.

In 2003, investing activities included a net $253 million ($255 million purchase price, offset by $2 million in cash in East African Gold upon acquisition) for the purchase of East African Gold Limited, which owns the North Mara mine in Tanzania.

Consolidated short and long-term debt balances at December 31, 2004, were $1,267 million, compared with $1,189 million at December 31, 2003. Significant financing activities include:

	2004	2003
Cash (outflow) inflow from financing activity	$	$

Preferred Securities, 8.625% due in 2045	—	(185)
Unsecured bonds, 7.125% due in 2003	—	(200)
Non-recourse debt (assumed in East African Gold acquisition in 2003)	(36)	—
Unsecured debt (assumed in AurionGold acquisition in 2002)	—	(139)
Dividends	(41)	(44)
Common shares (net of issue costs)	492	31
Restricted cash	(110)	—
North Mara demand loan	110	—
Unsecured bonds, 6.375% due in 2033	—	200
Unsecured bonds, 6.45% due in 2035	—	300
Senior convertible debentures, 2.75% due in 2023	—	230
Issue costs re Unsecured bond and Senior convertible debenture financings	—	(15)
Other	4	(11)

	419	167

At December 31, 2004, Placer Dome was in compliance with all debt covenants and default provisions.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices and foreign currency exchange rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the Corporation’s counterparty agreements.

Specific limits are set as a declining percentage of planned production (or production costs) in each of the next 15 years. These limits are set out in policies approved by the Board of Directors and reviewed not less than annually. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 39% and 32%, and put options represent approximately 19% and 24% of 2005 projected gold and copper production, respectively. Approximately two-thirds of the company’s copper hedge positions are due in the first half of 2005.

Precious Metals

During 2004, Placer Dome reduced the maximum committed ounces under its precious metal sales program by 1.5 million ounces to 9.0 million. Committed ounces were reduced during the year by delivering into hedge contracts and through early delivery of forward sales. This represents a cumulative decrease in maximum committed ounces of more than 14% for the year. Looking forward, Placer Dome expects to reduce its maximum committed ounces to 7.5 million ounces by December 31, 2005. This would represent a cumulative decrease in maximum committed ounces of approximately 16% for the year.

At December 31, 2004, Placer Dome had committed a maximum of 9.0 million ounces of gold under its precious metal sales program, or approximately 15% of reported December 31, 2004 mineral reserves, at an average expected realized price of approximately $392 per ounce for delivery over a period of 12 years.

On December 31, 2004, based on spot prices of $438 per ounce for gold, $6.80 per ounce for silver and an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.2814, the mark-to-market value of Placer Dome’s precious metal sales program was negative $775 million, a change of $70 million from the negative $705 million at the end of 2003 (at the then spot prices of $417 per ounce for gold and $5.98 per ounce for silver and an AUD/USD exchange rate of $1.3319). The amount reflects the value that would have been paid to counterparties if the contracts were closed out on December 31, 2004 under prevailing market conditions without allowance for market illiquidity.

The year-over-year change in the mark-to-market value of Placer Dome’s precious metals sales program and the reconciliation to the unrealized mark-to-market value are detailed as follows:

$ million

Mark-to-market value at December 31, 2003	(705)
Cash value cost	89
Change in spot price	(169)
Accrued contango	142
Change in the Australian dollar to U.S. dollar exchange rate, volatility, interest rates and gold lease rates	(132)

Mark-to-market value at December 31, 2004	(775)

Provision included in Deferred Commodity and Currency Derivatives liability relating primarily to the value of the AurionGold and the East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	163

Net unrealized mark-to-market value at December 31, 2004	(612)

The net unrealized mark-to-market value of negative $612 million reflects the income statement effect Placer Dome would expect to incur had it closed out its contracts on December 31, 2004 under metal price, foreign exchange rates, interest rates and volatilities prevailing at that time. This amount is the mark-to-market balance of negative $775 million less the remaining amount of the deferred commodity derivative provision of $163 million recorded on Placer Dome’s balance sheet at December 31, 2004 primarily related to the fair value of the AurionGold and East African Gold precious metal hedge books on the dates that Placer Dome acquired control of those companies.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market of forward and option contracts on December 31, 2004, was negative $38 million (based on a spot copper price of $1.488 per pound) and positive $51 million (based on an AUD/USD foreign exchange rate of 1.2814 and a Canadian to U.S. dollar foreign exchange rate of 1.2036), respectively.

Sensitivities

The sensitivity of annual net earnings to key metal price changes based on metal prices of $400 per ounce for gold and $1.20 per pound for copper and projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Increase in price		Decrease in price
	Price
	change		Per share		Per share
	($)	$millions	($)	$millions	($)

Gold	25.00/oz	46	0.10	(44)	(0.10)

Copper	0.05/lb	11	0.03	(13)	(0.03)

The sensitivity of annual net earnings to foreign exchange fluctuations with respect to mine operating costs and non-hedge derivatives of the Australian dollar, the Canadian dollar, the Chilean peso, the Papua New Guinean kina and the South African rand to the U.S. dollar for projected 2005 sales volumes is estimated as follows:

		Change in 2005 net earnings
		Local currencies		Local currencies
	Rate	appreciate by 10%		depreciate by 10%
	December		Per share		Per share
	31, 2004	$millions	($)	$millions	($)

Australian dollar	1.2847	(10)	(0.02)	14	0.03
Canadian dollar	1.2037	(3)	(0.01)	7	0.02
Chilean peso	556	(6)	(0.02)	6	0.02
Papua New Guinean kina	3.05	(3)	(0.01)	3	0.01
South African rand	5.66	(8)	(0.02)	8	0.02

CONSOLIDATED STATEMENTS OF EARNINGS
(millions of U.S.$, except share and per share amounts, U.S. GAAP, unaudited)

	December 31
	Fourth Quarter		Twelve Months
	2004	2003	2004	2003

Sales	460	492	1,888	1,763
Cost of sales	311	293	1,149	1,090
Depreciation and depletion	71	71	255	267

Mine operating earnings	78	128	484	406

General and administrative	16	14	64	51
Exploration	25	22	77	76
Resource development, technology and other	22	10	63	64
Write-down of mining assets and restructuring charges	14	—	20	—

Operating earnings	1	82	260	215

Non-hedge derivative gains (losses)	(13)	2	(28)	46
Investment and other business income (loss)	4	(1)	(11)	(3)
Interest and financing expense	(21)	(19)	(77)	(65)

Earnings (loss) before taxes and other items	(29)	64	144	193

Income and resource tax recovery	66	12	130	44
Equity earnings of associates	2	4	7	7
Minority interests	—	1	(1)	2

Net earnings before the cumulative effect of the change in accounting policies	39	81	280	246

Changes in accounting policies	—	—	4	(17)

Net earnings	39	81	284	229

Per common share

Net earnings before the cumulative effect of the changes in accounting policies	0.09	0.20	0.67	0.60
Net earnings	0.09	0.20	0.68	0.56
Dividends	—	—	0.10	0.10

Weighted average number of common shares outstanding (millions)	423.7	410.6	416.8	409.4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of U.S.$, except share amounts, U.S. GAAP, unaudited)

	December 31
	Fourth Quarter		Twelve Months
	2004	2003	2004	2003

Common shares, opening	2,049	2,003	2,023	1,992
Issued in equity offering	457	—	457	—
Exercise of options	16	20	42	31

Common shares, closing	2,522	2,023	2,522	2,023

Accumulated other comprehensive income, opening	(27)	(38)	(35)	(50)
Cumulative translation adjustment	—	—	34	—
Unrealized gains on securities	1	5	—	6
Unrealized gains on currency derivatives	10	12	10	25
Reclassification of currency derivatives to net earnings	(2)	—	(10)	—
Unrealized gains (losses) on copper derivatives	—	(11)	(24)	(12)
Reclassification of copper derivatives to net earnings	3	1	10	1
Minimum pension liability adjustment	—	(4)	—	(5)

Accumulated other comprehensive income, closing	(15)	(35)	(15)	(35)

Contributed surplus, opening	69	61	66	60
Stock-based compensation	—	5	3	6

Contributed surplus, closing	69	66	69	66

Retained earnings, opening	549	264	345	157
Net income	39	81	284	229
Common share dividends	—	—	(41)	(41)

Retained earnings, closing	588	345	588	345

Shareholders’ equity	3,164	2,399	3,164	2,399

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of U.S.$, U.S. GAAP, unaudited)

	December 31

	Fourth Quarter		Twelve Months

	2004	2003	2004	2003

Operating activities

Net earnings	39	81	284	229
Add (deduct) non cash items
Depreciation and amortization	71	71	255	267
Deferred stripping adjustments	(10)	(6)	(44)	(3)
Deferred income and resource taxes	(61)	(67)	(159)	(130)
Deferred reclamation	14	—	22	16
Cumulative translation adjustment	—	—	34	—
Write down of assets	10	—	16	—
Deferred commodity and currency sales contracts and derivatives	(5)	(11)	(18)	(45)
Unrealized losses (gains) on foreign currency and option contracts	5	(3)	8	(44)
Change in accounting policy	—	—	(4)	17
Other items, net	3	15	3	46

Cash from operation before change in non-cash operating working capital	66	80	397	353

Change in non-cash operating working capital	(22)	(51)	(21)	(56)

Cash from operations	44	29	376	297

Investing activities

Property, plant and equipment	(103)	(63)	(340)	(213)
Business acquisition, net of cash acquired	—	—	—	(253)

Short-term investments	—	—	(5)	(2)
Disposition of assets and investments	2	8	13	13
Other, net	(2)	—	4	4

	(103)	(55)	(328)	(451)

Financing activities
Short-term debt	23	(165)	113	—
Long-term debt and capital leases net	(2)	514	(35)	181
Restricted cash	(20)	—	(110)	—
Common shares issued	466	20	492	31
Redemption of minority interest	—	—	—	(1)
Dividends paid
Common shares	—	—	(41)	(41)
Minority interest	—	—	—	(3)

	467	369	419	167

Increase in cash and cash equivalents	408	343	467	13

Cash and cash equivalents

Beginning of period	609	207	550	537

End of period	1,017	550	1,017	550

CONSOLIDATED BALANCE SHEETS
(millions of U.S.$, U.S. GAAP, unaudited)

ASSETS

	As at December 31
		2003
	2004	(restated) (i)

Current assets
Cash and cash equivalents	1,017	550
Short-term investments	14	9
Restricted cash	122	32
Accounts receivable	138	131
Income and resource tax assets	97	17
Inventories	248	244

	1,636	983

Investments	50	51
Other assets	173	168
Deferred commodity and currency sales contract and derivatives	54	48
Income and resource tax assets	400	230
Deferred stripping	170	107
Property, plant and equipment	2,607	2,544
Goodwill	454	454

	5,544	4,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As at December 31
		2003
	2004	(restated)(i)

Current liabilities
Accounts payable and accrued liabilities	268	243
Income and resource taxes liabilities	27	26
Short-term debt	113	—
Current portion of long-term debt and capital leases	45	10

	453	279

Long-term debt and capital leases	1,109	1,179
Reclamation and post closure obligations	251	225
Income and resource tax liabilities	265	216
Deferred commodity and currency sales contracts and derivatives	223	209
Deferred credits and other liabilities	79	78
Shareholders’ equity	3,164	2,399

	5,544	4,585

(i)	On July 23, 2003, Placer Dome completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003. With the finalization of the East African Gold purchase price equation in the second quarter of 2004, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2003 consolidated balance sheet has been restated to reflect these changes. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material.

Forward Sales

At December 31, 2004, Placer Dome’s consolidated metal sales program consisted of:

	2005	2006	2007	2008	2009	2010	2011+	Total

Gold (000s ounces):

Forward contracts sold (i)
Fixed contracts
Amount	1,047	1,239	1,245	978	347	246	461	5,563
Average price ($/oz)	330	344	372	396	411	410	474	375
Fixed interest floating lease rate
Amount	—	—	15	232	772	285	625	1,929
Average price ($/oz)	—	—	414	357	430	420	485	437
A$ forward contracts
Amount	—	15	24	—	—	—	—	39
Average price ($/oz)	—	482	494	—	—	—	—	489

Total
Forward contracts sold	1,047	1,254	1,284	1,210	1,119	531	1,086	7,531

A$ forward contracts purchased	(75)	—	—	—	—	—	—	(75)

Total
Forward contracts	972	1,254	1,284	1,210	1,119	531	1,086	7,456

Call options sold and cap agreements (ii)
Amount	277	219	115	200	20	40	20	891
Average price ($/oz)	362	357	363	394	500	500	500	380
A$ contracts
Amount	56	—	—	—	—	—	—	56
Average price ($/oz)	391	—	—	—	—	—	—	391

Total
Call options sold and cap agreements	333	219	115	200	20	40	20	947

Total
Firm committed ounces (iii)	1,305	1,473	1,399	1,410	1,139	571	1,106	8,403

Contingent call options sold (iv)

Knock-in (up and in)
Amount	128	52	—	—	—	—	64	244
Average price ($/oz)	404	390	—	—	—	—	429	408
Average barrier level ($/oz)	439	429	—	—	—	—	429	434
Knock-out (down and out)
Amount	38	42	66	54	117	30	—	347
Average price ($/oz)	415	436	444	458	436	480	—	442
Average barrier level ($/oz)	364	395	387	374	384	390	—	383

Total
Maximum committed ounces (v)	1,471	1,567	1,465	1,464	1,256	601	1,170	8,994

Put options purchased (vi)
Amount	718	538	363	179	159	103	99	2,159
Average price ($/oz)	406	416	441	414	407	440	434	418

Put options sold (vii)
Amount	80	80						160
Average price ($/oz)	250	250						250

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $437 per ounce.

	2005	2006	2007	2008	2009	Total

Silver (000s ounces):

Fixed forward contracts (i)
Amount	—	1,200	—	—	—	1,200
Average price ($/oz)	—	6.25	—	—	—	6.25
Call options sold (ii)
Amount	1,560	3,632	1,050	820	550	7,612
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.23

Total committed amount	1,560	4,832	1,050	820	550	8,812

Put options purchased (vi)
Amount	2,160	3,820	1,050	820	550	8,400
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.29

Copper (millions of pounds):

Fixed forward contracts (i)
Amount	28.1
Average price ($/lb)	1.19
Call options sold (ii)
Amount	103.1
Average price ($/lb)	1.11

Total committed amount
Amount	131.2
Average price ($/lb)	1.12

Put options purchased (vi)
Amount	100.9
Average price ($/lb)	1.00

(i)	Forward sales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)	Fixed forward contracts — a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)	Fixed interest floating lease rate contracts — a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)	Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2814. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)	Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.2814.

(iii)	Firm committed ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)	Contingent call options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2814. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames. Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames. As of December 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)	Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)	Put options purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)	Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2004, Placer Dome’s consolidated foreign currency program consisted of:

	2005	2006	2007	Total

Australian Dollars (millions USD)
Fixed forward contracts (i)
Amount	54.3	37.1	5.0	96.4
Average rate (AUD/USD)	1.8182	1.9168	1.5713	1.8433
Put options sold (ii)
Amount	—	20.0	5.5	25.5
Average rate (AUD/USD)	—	1.5972	1.6537	1.6093

Total committed dollars
Amount	54.3	57.1	10.5	121.9
Average rate (AUD/USD)	1.8182	1.8049	1.6145	1.7944

Call options purchased (iii)
Amount	75.0	23.5	12.0	110.5
Average rate (AUD/USD)	1.3455	1.5099	1.6431	1.4128

Canadian Dollars (millions USD)

Call options purchased (iii)
Amount	66.0	—	—	66.0
Average rate (CAD/USD)	1.2363	—	—	1.2363

(i)	Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

(ii)	Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

(iii)	Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Mineral Reserves (1) (2)(9)(12) — Proven and Probable (2)

Estimates of the Corporation’s share at December 31, 2004

	PROVEN MINERAL			PROBABLE MINERAL			TOTAL PROVEN AND PROBABLE
MINE BY METAL	RESERVES			RESERVES			MINERAL RESERVES

	Tonnes	Grade	Contained oz	Tonnes	Grade	Contained oz	Tonnes	Grade	Contained oz	Recovery
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t )	(000s)	(%) (1)

GOLD
Canada
Campbell	1,039	18.6	621	1,574	16.0	811	2,613	17.0	1,432	95.5
Musselwhite	4,243	5.5	754	3,312	5.5	590	7,555	5.5	1,344	95.7
Porcupine	11,454	1.3	481	24,014	1.6	1,273	35,468	1.5	1,754	90.5
United States
Bald Mountain	10,637	1.0	332	8,715	2.2	617	19,532	1.5	949	76.8
Cortez (8)	115,925	1.8	6,601	59,668	1.2	2,257	175,593	1.6	8,858	78.5
Golden Sunlight	7,171	2.2	501	3,706	1.9	227	10,877	2.1	728	79.3
Turquoise Ridge	3,080	20.9	2,065	1,586	21.3	1,085	4,666	21.0	3,150	90.8
Australia
Granny Smith	4,180	2.1	288	4,556	3.7	542	8,736	3.0	830	86.0
Henty	—	—	—	749	10.1	242	749	10.1	242	94.6
Kalgoorlie West	164	4.2	22	7,922	3.5	891	8,086	3.5	913	96.0
Kanowna Belle	6,871	5.3	1,164	4,297	4.6	640	11,168	5.0	1,804	89.3
Osborne	5,352	0.9	156	2,404	0.6	50	7,756	0.8	206	80.0
Papua New Guinea
Porgera (8)	36,813	3.5	4,094	6,962	6.2	1,391	43,775	3.9	5,485	83.0
South Africa
South Deep (8)(9)	6,131	9.6	1,889	104,684	7.7	25,919	110,815	7.8	27,808	97.0
Tanzania
North Mara	6,294	2.3	464	27,758	3.9	3,444	34,052	3.6	3,908	89.0
Chile
La Coipa	9,158	1.3	369	4,089	1.0	137	13,247	1.2	506	81.0

			19,801			40,116			59,917

SILVER
La Coipa	9,158	68.1	20,043	4,089	94.6	12,437	13,247	76.3	32,480	63.6

			20,043			12,437			32,480

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Recovery
COPPER	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(%)(1)

Zaldívar (8)	132,347	0.685	1,998	288,926	0.660	4,204	421,273	0.668	6,202	81.0
Osborne	5,352	1.829	216	2,404	2.336	124	7,756	1.986	340	94.7

			2,214			4,238			6,542

     Rounding differences may occur. Notes: Refer to notes following these tables.

Reconciliation of Mineral Reserves (1) (2)(9)(12) - Proven and Probable (2)

Estimates of the Corporation’s share

			Other increase or
	Mineral Reserves	Mined in	(decrease) in mineral	Mineral Reserves
MINE BY METAL	December 31, 2003	2004 (5)	reserves (6)	December 31, 2004

GOLD (000s ozs)
Canada
Campbell	1,430	218	220	1,432
Musselwhite	1,402	171	113	1,344
Porcupine	1,549	219	424	1,754
United States
Bald Mountain	676	67	340	949
Cortez	7,646	891	2,103	8,858
Golden Sunlight	706	3	25	728
Turquoise Ridge	3,642	140	(352)	3,150
Australia
Granny Smith	1,404	299	(275)	830
Henty	333	148	57	242
Kalgoorlie West	1,003	275	185	913
Kanowna Belle	2,246	265	(177)	1,804
Osborne	237	51	20	206
Papua New Guinea
Misima	40	46	6	—
Porgera	5,391	865	959	5,485
South Africa
South Deep (9)	28,442	220	(414)	27,808
Tanzania
North Mara	3,808	227	327	3,908
Chile
La Coipa	590	112	28	506

	60,545	4,217	3,589	59,917

SILVER (000s ozs)
La Coipa	38,232	6,423	671	32,480
Misima	374	374	—	—

	38,606	7,825	1,699	32,480

COPPER (million lbs)
Zaldívar	6,534	424	92	6,202
Osborne	418	93	15	340

	6,952	517	107	6,542

     Rounding differences may occur.

     Notes: Refer to the notes following these tables.

  Mineral Resources (3) (4)(7)(9)(12) (in addition to mineral reserves)- Measured, Indicated and Inferred (4)
Estimates of the Corporation’s share at December 31, 2004

MINE BY	MEASURED MINERAL			INDICATED MINERAL			TOTAL MEASURED AND			INFERRED MINERAL
METAL	RESOURCES			RESOURCES			INDICATED			RESOURCES
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	oz	(000s)	(g/t)	oz	(000s)	(g/t)	oz	(000s)	(g/t)	oz
			(000s)			(000s)			(000s)			(000s)

GOLD
Canada
Campbell	1,286	17.4	720	3,936	7.8	987	5,222	10.2	1,707	4,876	17.9	2,807
Musselwhite	1,056	3.9	133	910	6.5	190	1,966	5.1	323	5,428	6.3	1,087
Porcupine	3,167	2.6	267	24,431	1.9	1,469	27,598	2.0	1,736	7,600	3.1	749
United States
Bald Mountain	31,783	0.8	844	16,829	1.1	578	48,612	0.9	1,422	9,805	0.6	193
Cortez (8)	73,630	1.2	2,868	97,697	0.8	2,423	171,327	1.0	5,291	18,597	0.8	489
Golden Sunlight	5,841	1.7	313	1,411	3.0	135	7,252	1.9	448	335	1.8	19
Turquoise Ridge	2,008	13.4	866	795	11.9	306	2,803	13.0	1,172	2,098	20.6	1,389
Australia
Granny Smith	81	7.5	19	2,839	2.7	248	2,920	2.8	267	16,213	5.3	2,763
Henty	—	—	—	68	7.0	15	68	7.0	15	186	9.1	54
Kalgoorlie West	264	1.0	9	6,853	2.0	433	7,117	1.9	442	12,449	3.8	1,506
Kanowna Belle	6,066	5.2	1,020	5,392	4.5	786	11,458	4.9	1,806	534	4.2	73
Osborne	1,777	1.4	80	2,964	1.1	109	4,741	1.2	189	934	1.2	35
Papua New Guinea
Porgera (8)	14,808	3.2	1,508	11,873	2.3	863	26,681	2.8	2,371	3,522	6.9	785
South Africa
South Deep (8)(9)	208	13.5	89	15,354	11.0	5,434	15,562	11.0	5,523	—	—	—
Tanzania
North Mara	481	1.7	26	10,123	2.2	723	10,604	2.2	749	4,117	3.2	424
Chile
La Coipa	9,076	0.9	266	5,034	1.1	176	14,110	1.0	442	523	0.7	12

			9,028			14,875			23,903			12,385

SILVER
La Coipa	9,077	34.0	9,916	5,033	35.2	5,696	14,110	34.4	15,612	523	62.4	1,049

			9,916			5,696			15,612			1,049

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000s)	(%)	lbs	(000s)	(%)	lbs	(000s)	(%)	lbs	(000s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Zaldivar (8)	11,439	0.563	141	50,112	0.540	598	61,551	0.545	739	35,139	0.499	377
Osborne	1,777	4.987	195	2,964	1.797	118	4,741	2.992	313	934	1.895	39

			336			716			1,052			426

Rounding differences may occur.

Notes: Refer to notes following these tables.

Mineral Resources — Exploration and Development Properties (3) (4)(7)(12)
(Measured, Indicated and Inferred)(4)

Estimates of the Corporation’s Share at December 31, 2004

							TOTAL MEASURED AND
PROPERTY BY	MEASURED MINERAL			INDICATED MINERAL			INDICATED MINERAL			INFERRED
METAL	RESOURCES			RESOURCES			RESOURCES			MINERAL RESOURCES
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	oz	(000s)	(g/t)	oz	(000s)	(g/t)	oz	(000s)	(g/t)	oz
			(000s)			(000s)			(000s)			(000s)

GOLD
Cerro Casale(10)	103,413	0.8	2,493	464,526	0.7	10,471	567,939	0.7	12,964	87,310	0.6	1,782
Donlin Creek(11)	5,530	3.1	559	76,650	2.9	7,240	82,180	3.0	7,799	99,540	3.1	10,016
Mount Milligan	156,497	0.5	2,263	251,957	0.4	3,362	408,454	0.4	5,625	35,393	0.4	444
Pueblo Viejo	118,326	3.2	12,280	31,937	2.9	2,973	150,263	3.2	15,253	2,148	2.9	199

			17,595			24,046			41,641			12,441

SILVER
Pueblo Viejo	118,326	18.2	69,138	31,937	13.3	13,637	150,263	17.1	82,775	2,148	12.6	873

			69,138			13,637			82,775			873

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
COPPER	(000s)	(%)	lbs	(000s)	(%)	lbs	(000s)	(%)	lbs	(000s)	(%)	lbs
			(millions)			(millions)			(millions)			(millions)

Cerro Casale(11)	103,413	0.250	570	464,526	0.260	2,685	567,939	0.260	3,255	87,310	0.330	645
Mount Milligan	156,497	0.198	683	251,957	0.175	972	408,454	0.184	1,655	35,393	0.146	114

			1,253			3,657			4,910			759

     Rounding differences may occur. Refer to notes following these tables.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES:

In this document the Corporation uses the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources — Exploration and Development Properties Tables:

(1)	The Corporation’s mineral reserves are estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $350 per ounce (except at South Deep where a gold price of $325 per ounce was used — see note 9) (2003 — $325), silver price of $5.00 per ounce (2003 — $4.75) and copper price of $0.90 per pound (except at Osborne where, due to its shorter life a copper price of $1.09 per pound was used) (2003 $0.85) and on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand average long-term exchange rates to the U.S. dollar of 1.43, 1.54, 3.33, 675 and 8.75 to 1, respectively (2003 — 1.45, 1.667, 4.00, 750 and 7 to 1, respectively). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is approximate and is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. With respect to long-term mines with a larger mineral reserve base and properties under development, significant capital expenditures may be required for mine construction prior to the start of commercial production and for subsequent exploitation. The qualified persons responsible for mineral reserve estimates are listed under note 12. Consistent with Placer Dome’s mineral reserve estimation practices, independent data verification has not been performed.

(2)	A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” conform to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of these terms as at the effective date of estimation as required by National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

(3)	These mineral resources are in addition to gold, silver and copper mineral reserves and have been estimated as at December 31, 2004 using appropriate cut-off grades associated with an average long-term gold price of $425 per ounce and copper price of $1.00 per pound. With respect to exploration properties and properties under development, significant capital expenditures would be required for mine construction prior to the start of commercial production. The qualified persons responsible for mineral resource estimates are listed under note 12. Consistent with Placer Dome’s mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where this document refers to measured, indicated or inferred mineral resources, these would be described as mineralized material in the U.S. reporting environment.

(4)	A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)	Based on 2004 production divided by the recovery percentage for each mine.

(6)	Increase (decrease) in mineral reserves resulted from reclassifications between mineral resources and mineral reserves, acquisition and divestiture of mineral reserves during the year, changes due to geological remodeling and mine planning, changes in currency exchange rates and costs of input commodities and the impact of an increase in the average long term gold price from $325 to $350 per ounce.

(7)	Increase (decrease) in mineral resources resulted from reclassifications between mineral resources and mineral reserves, changes due to geological remodeling, exploration activity, changes in currency exchange rates and the impact of a decrease in the average long term gold price from $450 to $425 per ounce. The overall reduction of measured and indicated gold mineral resources at mine sites to 23.9 million ounces at December 31, 2004 from 42.0 million ounces at December 31, 2003 was primarily due to a previously announced 14.1 million ounce decrease at South Deep as a result of a review completed in the middle of 2004 (refer to note 9).

(8)	Economic cut-off grades for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	MINERAL RESERVES		MINERAL RESOURCES
	Cut-off grade		Cut-off grade
	(g/t gold, % copper)		(g/t gold, % copper)

Cortez	0.17 - 3.30	g/t	0.17 - 3.30	g/t
Porgera	1.00 - 5.00	g/t	1.00 - 4.00	g/t
South Deep	5.00 - 7.40	g/t	5.00	g/t
Zaldívar	0.283 - 0.289%		0.245%

The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation’s mineral reserve and mineral resource estimates, other than the factors discussed in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

(9)	Mineral resource and reserve estimates for South Deep as at December 31, 2004 are based on estimates as at June 30, 2004, depleted for production in the last six months of 2004. The June 30, 2004 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $325 per ounce and an average long-term rand to U.S. dollar exchange rate of 8.75:1. A qualified person employed by the Placer Dome Western Areas Joint Venture (“PDWAJV”) prepared the mineral resource estimate. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. (“SRK Consulting”) were retained by the PDWAJV to review the mine’s mineral reserve estimation process. In completing its review, SRK Consulting determined that additional geological modeling at South Deep was advisable, and the mineral reserve estimate has been qualified accordingly. SRK Consulting was of the view that additional geological modeling would improve the understanding of the Phase 1 mine mineral resource estimate and thus reduce the risks associated with applying this interpretation to the Phase 2 area. It would also improve the confidence in the various mining methods selected for Phase 2 and associated production schedules. Accordingly, the mine continues to work to improve the mineral resource and mineral reserve estimation to address the qualifying issues raised by SRK Consulting. This is consistent with the ongoing mineral resource estimation process of the mine and its strategy to optimize the operation. Additional geological modeling, changes in economic assumptions and the long-term cost structure of the mine may impact future mineral reserve and mineral resource estimates. It is expected that this work will be completed for Placer Dome’s year-end 2005 disclosure.

(10)	Assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Cerro Casale property are Bema Gold Corporation (24%) and Arizona Star Resource Corp. (25%).

(11)	Assuming 70% ownership by Placer Dome; the other owner of the Donlin Creek property is NovaGold Resources Inc. On February 11, 2003, Placer Dome announced that it was exercising its option to earn back to a 70% interest in Donlin Creek. In order to do this, Placer Dome must spend $32 million over 5 years and complete a feasibility study, followed by a positive construction decision for a mine that would produce 600,000 ounces of gold per annum. If Placer Dome chooses to terminate such expenditures and not to complete its earn-in, the Corporation retains its 30% interest.

(12)	The Corporation’s mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of one or more “qualified persons”, as that term is defined in NI 43-101. The qualified persons responsible for the Corporation’s mineral reserve and mineral resource estimates as at December 31, 2004 are listed below. All named persons are, or were at the time the estimates were prepared, employees of Placer Dome. In estimating the applicable mineral reserves and mineral resources, the qualified persons have used assumptions, parameters and methods appropriate for each property and have verified the underlying data as appropriate in their professional opinion (including sampling, analytical and test data).

	MINERAL RESERVES		MINERAL RESOURCES
BY PROPERTY	Name	Title	Name	Title

Campbell	Stephane Blais	Chief Engineer	Frank Hrdy	Senior Resource Geologist

Musselwhite	Robert MacDonald	Chief Mine Engineer	Andrew Cheatle	Chief Geologist

Porcupine	Stephen Taylor	Senior Engineer	Alastair Still	Strategic Development
	Peter Andrews	Senior Open Pit Project Engineer	Stephen Price	Superintendent
	Jason Floyd	Senior Open Pit Engineer		Chief Geologist

Bald Mountain	Tim Thompson	Chief Geologist	Tim Thompson	Chief Geologist
	Britt Buhl	Business Systems Co-ordinator	Britt Buhl	Business Systems Co-ordinator

Cortez	Bill Martinich	Technical Service Superintendent	Bill Martinich	Technical Service
Superintendent

Golden Sunlight	Paul Buckley	Engineering Superintendent	Paul Buckley	Engineering Superintendent

Turquoise Ridge	Simon Jackson	Chief Engineer	Tony Dorff	Chief Geologist

Granny Smith	Ray Hodson	Chief Mining Engineer	Bruce Robertson	Senior Underground Geologist
	Richard Boffey	Underground Project Manager	Richard Holmes	Chief Mine Geologist

Henty	Simon Pollard	Senior Geologist	Simon Pollard	Senior Geologist

Kalgoorlie West	Mark Kaesehagen	Project Development Manager	Jon Abbott	Senior Resource Geologist
	Dan Doherty	Underground Superintendent	Roger Cooper	Senior Resource Geologist

Kanowna Belle	David Williams	Resource Geologist	Jon Abbott	Senior Resource Geologist
	Matthew Varvari	Senior Planning Engineer	Ben Playford	Senior Mine Geologist
	Mark Kaesehagen	Project Development Manager

Osborne	Alasdair Noble	Minerals Processing Engineer	Philip Agnew	Resource Geologist
	Sharn Morrison	Mine Engineering Team Leader	Frank Tullemans	Geology Team Leader
			John Crimeen	Senior Project Geologist
			Richard Lewis	Manager Resource Evaluation

Porgera	John Butterworth	Senior Planning Engineer	Anthony Burgess	Senior Resource Geologist

South Deep	Dexter Ferreira	Chief Planning Engineer	Adrian Adams	Chief Geologist

North Mara	Bruce Van Brunt	Strategic Planning Engineer	Darin Labrenz	Chief Geologist

La Coipa	Mauricio Rubio	Senior Production Geologist	Andres Guaringa Vasquez	Mine Engineer
Gonzalez
	Andres Guaringa	Mine Engineer	Juan Ochoa Matulic	Mine Superintendent
Vasquez

Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Mine Superintendent

Cerro Casale	N/A	N/A	Marc Jutras	Senior Mining Engineer /
Geostatistician

Donlin Creek	N/A	N/A	Marc Jutras	Senior Mining Engineer /
Geostatistician

Mount Milligan	N/A	N/A	Rob Pease	General Manager, Canada
Exploration and Global Major
Projects

Pueblo Viejo	N/A	N/A	Chris Keech	Senior Geologist /
Geostatistician

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome’s performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period, as follows:

	December 31
	Fourth Quarter		Twelve Months
	2004	2003	2004	2003
Cash from operations ($millions)	44	29	376	297
Weighted average number of common shares (millions)	423.7	410.6	416.8	409.4
Cash from operations per common share	$0.10	$0.07	$0.90	$0.73

Unit costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and cost per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

($millions except production and unit costs) (i)

	Twelve Months ended December 31
	2004				2003
	Gold		Copper		Gold		Copper
	Cost
	of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

Reported	1,149	255	—	—	1,090	267	—	—
Copper	(247)	(59)	247	59	(219)	(57)	219	57
Corporate (ii)	(4)	(18)	—	—	(7)	(14)	—	—

Related to precious metals	898	178	247	59	864	196	219	57
Add La Coipa	34	10	—	—	30	12	—	—
Deduct minority interest	(3)	—	—	—	(8)	(1)	—	—
By-product	(4)	—	(17)	—	(5)	—	(12)	—
Roast ore costs	(51)	—	—	—	—	—	—	—
Reclamation	(18)	18	(4)	4	(14)	14	(2)	2
Inventories	(3)	(3)	(7)	(2)	(9)	(2)	7	3
Other (iii)	(15)	(2)	8	1	(12)	(2)	11	—

	838	201	227	62	846	217	223	62

Production reported (i)	3,652	3,652	413	413	3,861	3,861	425	425
Osborne gold ozs	(42)	(42)	—	—	(37)	(37)	—	—
Roast ore ozs	(175)	(175)	—	—	—	—	—	—
Golden Sunlight ozs	(2)	(2)	—	—	—	—	—	—
La Coipa gold equivalents ozs	60	60	—	—	55	55	—	—

Production base for calculation	3,493	3,493	413	413	3,879	3,879	425	425

Unit costs (i)	240	58	0.55	0.15	218	56	0.52	0.15

	Fourth Quarter
	2004				2003
	Gold		Copper		Gold		Copper
	Cost
	of		Cost of		Cost of		Cost of
	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation	Sales	Depreciation

Reported	311	71	—	—	293	71	—	—
Copper	(62)	(14)	62	14	(57)	(15)	57	15
Corporate (ii)	1	(7)	—	—	(4)	(4)	—	—

Related to metals production	250	50	62	14	232	52	57	15
Add La Coipa	9	2	—	—	8	4	—	—
Deduct minority interest	—	—	—	—	(2)	(1)	—	—
By product	(1)	—	(3)	—	(2)	—	(3)	—
Roast ore costs	(18)	—	—	—	—	—	—	—
Reclamation	(6)	5	(3)	3	(1)	1	(1)	1
Inventories	3	—	2	—	3	—	3	2
Other (iii)	(4)	1	2	—	(1)	1	3	(2)

	233	58	60	17	237	57	59	16

Production reported (i)	927	927	93	93	1,039	1,039	111	111
Osborne gold ozs	(8)	(8)	—	—	(12)	(12)	—	—
Roast ore ozs	(54)	(54)	—	—	—	—	—	—
La Coipa gold equivalents ozs	18	18	—	—	10	10	—	—

Production base for calculation	883	883	93	93	1,037	1,037	111	111

Unit costs (i)	264	66	0.64	0.18	229	55	0.53	0.14

(i)	Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in thousands of pounds, and unit costs for copper are in $/lb.

(ii)	Corporate depreciation includes the amortization of tax gross ups.

(iii)	Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

Placer Dome today declared a semi-annual dividend of $0.05 per common share, payable on April 11, 2005 to shareholders of record at the close of business on March 11, 2005.

Placer Dome’s audited consolidated financial statements prepared in Canadian GAAP will be first mailed to registered shareholders on or about March 21, 2005, and will be available on the Placer Dome website at www.placerdome.com on or about March 1, 2005. The audited consolidated financial statement prepared in Canadian GAAP will be available on the website maintained by the Canadian securities regulators at www.sedar.com, on or about March 1, 2005. Any shareholder entitled to receive Placer Dome’s annual financial statements may also obtain a copy on request.

Placer Dome is one of the world’s largest gold mining companies. Based in Vancouver, Canada, Placer Dome has interests in 17 mines in seven countries and employs more than 13,000 people around the world. Placer Dome’s shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss 2004 fourth quarter and year-end results at 7:00am PST/10:00am EST on Thursday, February 24. North American participants may access the call at (800) 424-9805. International participants please dial (212) 676-4902. The call can be heard live on the Placer Dome website at www.placerdome.com, where it will be accompanied by a webcast presentation. The conference call will be available for replay until March 10, 2005 by dialling (416) 626-4100, reservation #21231253.

Placer Dome’s 2005 annual meeting will be held at the Vancouver Convention and Exhibition Centre on Wednesday, April 27, 2005 at 10:00am PDT. The meeting will be webcast live at www.placerdome.com. An archived version of the webcast will be available following the conclusion of the meeting.

Two new candidates have been nominated for election to the Placer Dome Board of Directors. Don Carty, retired Chairman and Chief Executive Officer of American Airlines, and Clive Mather, President and Chief Executive Officer of Shell Canada, will stand for election at the upcoming annual meeting. Both individuals have extensive experience leading large, complex multinational organizations. More information on Messrs. Carty and Mather is available at www.placerdome.com/board.

For further information on this news release please contact:
Investor Relations: Greg Martin (604) 661-3795 or Meghan Brown (604) 661-1577
Media Relations: Gayle Stewart (604) 661-1911
Toll-free within North America (800) 565-5815

For enquiries related to shares, transfers and dividends please contact:
CIBC Mellon Trust Company
Toll-free within North America (800) 387-0825
Collect calls accepted from outside North America (416) 643-5500

Head Office
Suite 1600, Bentall IV, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia, Canada V7X 1P1
tel (604) 682-7082
fax (604) 682-7092

On the internet: www.placerdome.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” based on Placer Dome Inc’s (“Placer Dome”) expectations, estimates and projections as of the dates which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome’s mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand and Chilean peso

•	the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.